UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41359

Belite Bio, Inc

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant´s name into English)

12750 High Bluff Drive Suite 475,

San Diego, CA 92130

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

This Report on Form 6-K shall be deemed to be incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933, and shall be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Explanatory Note

On November 3, 2024, Belite Bio, Inc (the “Company”) entered into an inducement offer letter agreement (the “Letter Agreement”) with a healthcare focused institutional investor (the “Holder”) of the Company’s existing warrants to purchase 651,380 ordinary shares represented by ADSs, at a price of US$44.14 per ordinary share (the “Existing Warrants”).

Pursuant to the Letter Agreement, the Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 651,380 of the Company’s ordinary shares at an exercise price of US$44.14 per ordinary share in consideration of the Company’s agreement to issue to the Holder new warrants (the “New Warrants”), as described below, to purchase up to an aggregate of 651,380 ordinary shares (the “New Warrant Shares”), at an exercise price of US$70.00 per ordinary share. The Company expects to receive aggregate gross proceeds of approximately US$28.75 million from the exercise of the Existing Warrants by the Holder.

The closing of the transactions contemplated pursuant to the Letter Agreement is expected to occur on or about November 4, 2024 (the “Closing Date”), subject to satisfaction of customary closing conditions. The Company expects to use the net proceeds from these transactions for general corporate purposes.

The resale of the Company’s ordinary shares underlying the Existing Warrants have been registered pursuant to an existing registration statement on Form F-3 (File No. 333-272125), declared effective by the Securities and Exchange Commission (the “SEC”) on May 30, 2023.

The Company also agreed to maintain an effective registration statement on Form F-3 (or other appropriate form if the Company is not then Form F-3 eligible) providing for the resale of the New Warrant Shares representing the Company’s ordinary shares issued or issuable upon the exercise of the New Warrants (the “Resale Registration Statement”) at all times until no holder of the New Warrants owns any New Warrants or New Warrant Shares.

The New Warrants and the New Warrant Shares are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Holder has represented that it is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act and has acquired such securities for their own account and has no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The New Warrants and the New Warrant Shares have not been registered under the Securities Act or applicable state securities laws. Accordingly, such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

Terms of the New Warrants

The following summary of certain terms and provisions of the New Warrants is not complete and is subject to, and qualified in its entirety by, the provisions of the New Warrants, the form of which is filed as Exhibit 10.2 to this Report on Form 6-K and is incorporated herein by reference. The following description of the New Warrants is qualified in its entirety by reference to such exhibit.

Duration and Exercise Price

Each New Warrant will have an exercise price equal to US$70.00 per ordinary share. The New Warrants will be immediately exercisable from the date of issuance until the five year anniversary of the date of issuance. The exercise price and number of New Warrant Shares issuable upon exercise of the New Warrants is subject to appropriate adjustment in the event of stock dividends, stock splits, subsequent rights offerings, pro rata distributions, reorganizations, or similar events affecting the Company’s ordinary shares and the exercise price.

Exercisability

The New Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Company a duly executed exercise notice accompanied by payment in full for the number of ordinary shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s New Warrants to the extent that the holder would own more than 9.99% of the Company’s outstanding ordinary shares immediately after exercise.

Cashless Exercise

If, at the time a holder exercises its New Warrants, a registration statement registering the resale of the New Warrant Shares by the holder under the Securities Act is not then effective or available, then in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part), the net number of ordinary shares determined according to a formula set forth in the New Warrants.

Trading Market

There is no established trading market for the New Warrants, and the Company does not expect an active trading market to develop. The Company does not intend to apply to list the New Warrants on any securities exchange or other trading market.

Rights as a Shareholder

Except as otherwise provided in the New Warrants or by virtue of the respective holder’s ownership of the Company’s ordinary shares, such holder of New Warrants does not have the rights or privileges of a holder of the Company’s ordinary shares, including any voting rights, until such holder exercises such holder’s New Warrants. The New Warrants will provide that the holders of the New Warrants have the right to participate in distributions or dividends paid on the Company’s ordinary shares.

Fundamental Transactions

If at any time the New Warrants are outstanding, the Company, either directly or indirectly, in one or more related transactions effects a Fundamental Transaction (as defined in the New Warrant), a holder of New Warrants will be entitled to receive, upon exercise of the New Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the New Warrants immediately prior to the Fundamental Transaction. As an alternative, and at the holder’s option in the event of a Change of Control (as defined in the New Warrant) that is approved by the Company’s Board of Directors, the Company shall purchase the unexercised portion of the Warrant from the holder by paying to the holder the same type or form of consideration to be received by other shareholders of the Company (and in the same proportion) equal to the Black Scholes Value (as defined in the New Warrant) of the remaining unexercised portion of the New Warrant on the date of the consummation of such Change of Control.

Waivers and Amendments

The New Warrants may be modified or amended or the provisions of the New Warrants waived with ours and the holder’s written consent.

The forms of the Letter Agreement and the New Warrant are attached as Exhibits 10.1 and 10.2, respectively. The description of the terms of the Letter Agreement and the New Warrants are not intended to be complete and are qualified in its entirety by reference to such exhibits. The Letter Agreement contains customary representations, warranties and covenants by us which were made only for the purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Warning Concerning Forward Looking Statements

This Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report on Form 6-K states that the closing of the issuance of New Warrants is expected to close on or about November 4, 2024. In fact, the closing of such issuance is subject to various conditions and contingencies as are customary in similar purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Report on Form 6-K.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

10.1	Form of Inducement Offer Letter Agreement
10.2	For of New Warrant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belite Bio, Inc

By:	/s/ Yu-Hsin Lin
Name:	Yu-Hsin Lin
Title:	Chief Executive Officer and Chairman

Date: November 4, 2024